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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 15)<F*>


                     CROWN CENTRAL PETROLEUM CORPORATION
                     -----------------------------------
                               (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $5 PER SHARE
                 --------------------------------------------
                        (Title of Class of Securities)


                                 00228219101
                                 -----------
                                (CUSIP Number)


                            JAMES F. SANDERS, ESQ.
                        8182 MARYLAND AVE., SUITE 307
                          ST. LOUIS, MISSOURI 63105
                                (314) 889-0218
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                July 14, 2000
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

[FN]
    <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                 Page 1 of 4

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    This Amendment No. 15 to Schedule 13D amends Items 4 and 7 of Amendment
No. 14 to Schedule 13D filed jointly on May 2, 2000 ("Amendment No. 14") by the parties named herein. Except as specifically amended hereby, all other provisions of Amendment No. 14 and prior Amendments (as applicable) remain in full force and effect. The referenced Items are, respectively, amended as follows:

ITEM 4.     PURPOSE OF TRANSACTION.
-------

    Item 4 of Amendment No. 14 is amended to add at the end thereof the following paragraph:

    On July 14, 2000, members of management of Apex met with Michael F. Dacey, Chairman of the Company's Special Committee of Independent Directors, and the Special Committee's investment bankers. At the meeting Apex increased its previously disclosed proposal to acquire all outstanding shares of Class A and Class B shares not owned by Apex or the other filing persons to a price of $10.50 per share, payable in cash. Apex's prior cash offer was $10.00 per share. At the meeting, Apex stated its belief that the Apex cash proposal is superior to the cash offer of $9.50 per share from Rosemore, Inc. ("Rosemore") which has been accepted by the Special Committee. Apex stated its willingness to provide the Special Committee adequate assurance of Apex's cash resources for the proposed transaction in a manner acceptable to the Special Committee.

    Apex also expressed its continued willingness to pursue a stock-for-stock merger of Apex and Crown which it believes is a superior offer to the Rosemore offer. Apex affirmed to the Special Committee that its stock-for-stock proposal includes financing to replace the Company's existing senior notes and would value the Company's common stock at $10.50 per share for purposes of the merger. In a stock-for-stock merger, existing shareholders of the Company would continue to hold their shares, the Company would remain public and Apex would receive newly issued Class A common shares in an amount sufficient to give Apex voting control of the Company. During the meeting
Apex stated that as an enhancement to existing shareholders under Apex's stock for stock alternative, at closing the Company would issue to existing shareholders Contingent Value Rights ("CVR's") entitling the shareholders to a cash payment if the average closing price of the merged company's shares failed to reach $12.50 per share for any period of twenty consecutive trading days during the one year period following closing of the transaction. The per share CVR distribution would be equal to the difference between $12.50 and the highest twenty-day average closing price during the period. Apex disclosed to the Special Committee that it would provide a letter of credit in the amount of $112,500,000 to secure payment of the CVR distributions.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBIT.
-------

The following are filed herewith as exhibits:

Exhibit X:  Joint Filing Agreement pursuant to Rule 13-d-1(k).

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SIGNATURES
    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2000

      /s/ Paul A. Novelly
---------------------------------------
      Paul A. Novelly


Golnoy Barge Company, Inc.

By:   /s/ P.A. Novelly, II
    -----------------------------------
      P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992

By:   /s/ P.A. Novelly, II
    -----------------------------------
      P.A. Novelly, II, Trustee

By:   /s/ John K. Pruellage
    -----------------------------------
      John K. Pruellage, Trustee


The Capital Trust dated February 4, 1994

By:   /s/ Douglas D. Hommert
    -----------------------------------
      Douglas D. Hommert, Trustee

By:   /s/ William Lauber
    -----------------------------------
      William Lauber, Trustee


      /s/ P.A. Novelly, II
---------------------------------------
      P.A. Novelly, II

      /s/ John K. Pruellage
---------------------------------------
      John K. Pruellage

      /s/ Douglas D. Hommert
---------------------------------------
      Douglas D. Hommert

      /s/ William Lauber
---------------------------------------
      William Lauber

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

                   EXHIBIT X TO AMENDMENT TO SCHEDULE 13-D

                            JOINT FILING AGREEMENT
                            ----------------------
                          Dated as of July 17, 2000

    The undersigned each hereby agree that the Amendment No. 15 to Schedule 13D filed herewith, relating to the Class A Common Stock of Crown Central Petroleum Corporation, is filed on behalf of each of the undersigned.

Dated:  July 17, 2000

      /s/  Paul A. Novelly
---------------------------------------
      Paul A. Novelly

Golnoy Barge Company, Inc.

By:   /s/ P.A. Novelly, II
    -----------------------------------
      P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992

By:   /s/  P.A. Novelly, II
    -----------------------------------
      P.A. Novelly, II, Trustee

By:   /s/  John K. Pruellage
    -----------------------------------
      John K. Pruellage, Trustee


The Capital Trust dated February 4, 1994

By:   /s/  Douglas D. Hommert
    -----------------------------------
      Douglas D. Hommert, Trustee

By:   /s/  William Lauber
    -----------------------------------
      William Lauber, Trustee

      /s/  P.A. Novelly, II
---------------------------------------
      P.A. Novelly, II


      /s/  John K. Pruellage
---------------------------------------
      John K. Pruellage

      /s/  Douglas D. Hommert
---------------------------------------
      Douglas D. Hommert

      /s/  William Lauber
---------------------------------------
      William Lauber

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